Exhibit 99.1

China Lending Forges Partnerships to Accelerate the Development of Its Consumer Financing Business and Expand into Litigation Guarantee Business

BEIJING, URUMQI and HANGZHOU, China, July xx, 2019 /PRNewswire/ -- China Lending Corporation (“China Lending” or the “Company”) (NASDAQ: CLDC), a non-bank financial corporation servicing micro, small and medium sized enterprises in China, today announced that it has entered into a five-year strategic partnership with Zhong Lian Jin An Insurance Brokers Co., Ltd. (“ZLJA”), a leading insurance brokerage company in China with over 90 branches across the nation.

The partnership will enable both companies to further expand each other’s customer bases and to develop superior, customized consumer financing and insurance products by leveraging their industry expertise, service capabilities, and industry networks. China Lending will utilize its market resources to help ZLJA to effectively expand and manage its insurance customer base and sales channels. In return, ZLJA will leverage its existing customer base to identify potential sales leads for the Company’s consumer financing services.

The Company also facilitated a tripartite cooperation agreement between ZLJA, Urumqi Haoyi Yuntian Information Technology Co., Ltd. (“Haoyi Yuntian”), a business partner of China Lending, and Gongdao Network Technology Co., Ltd. (“Gongdao”) which is focused on developing online litigation solutions. Pursuant to the cooperation agreement, ZLJA will acquire customers seeking litigation guarantee insurance products from Gongdao’s online litigation portal and serve as the exclusive insurance broker for such customers in the Xinjiang Uyghur Autonomous Region, and Haoyi Yuntian will provide intellectual property support for the litigation guarantee insurance business. China Lending expects to benefit economically from the transactions by virtue of its partnerships with ZLJA and Haoyi Yuntian.

Ms. Jingping Li, co-founder and chief executive officer of China Lending, commented, “We believe that our partnerships with both ZLJA and Gongdao will facilitate our expansion into the insurance business in the Xinjiang Uyghur Autonomous Region. We expect that such expansion will enable us to expand our customer base, diversify our revenue streams, and explore additional monetization opportunities. Our partnerships with industry leaders such as ZLJA and Gongdao are representative of our ongoing efforts to expand into new business verticals while enhancing the quality of our product offerings. Going forward, we will continue to focus on cultivating synergies with our partners. We will also continue to explore new business opportunities with our partners to expand our customer bases and increase our market share while promoting the mutual development of our businesses.”

About China Lending Corporation

Founded in 2009, China Lending is a non-bank financial corporation and provides comprehensive financial services to micro, small and medium sized enterprises, and individuals. China Lending has headquarters in Urumqi, the capital of Xinjiang Autonomous Region, and Hangzhou, the capital of Zhejiang province. For more information, please visit: www.chinalending.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed partnership, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed partnership, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: wuxiaoqing@chinalending.com

Phone: +86-991-316-9617

Investor Relations:

Jack Wang

ICR Inc.

Email: ICR-TMT@icrinc.com

Phone: +1 646-224-6936